Exhibit 99.17

Consent of Richard DeLong

In connection with the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Orla Mining Ltd. (the “Company”) for the year ended December 31, 2023 (collectively, the “Annual Report”), I, Richard DeLong, consent to: (i) the inclusion and incorporation by reference in the Annual Report of references to and information derived or summarized from the technical report dated effective February 23, 2022, entitled “South Railroad Project Form 43-101F1 Technical Report Feasibility Study, Elko County, Nevada” (the “Technical Report”), or portions thereof, that was prepared by me, that I supervised the preparation of and/or was reviewed and approved by me; and (ii) the use of and references to my name, including as an expert or “qualified person”, and my involvement in the preparation of the Technical Report in each case where used or incorporated by reference into the Annual Report.

I also consent to the use of my name in and the incorporation by reference of such information contained or incorporated by reference in the Annual Report and exhibits thereto into the Company’s Registration Statement (No. 333-271236) on Form F-10 and Registration Statement on Form S-8 (File No. 333-272171), in both cases as amended.

/s/ Richard DeLong
Richard DeLong, QP MMSA, RG, PG

Dated: March 19, 2024